UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)*

DERMISONICS, INC.
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK
________________________________________________________________________________
(Title of Class of Securities)

24983U104
______________________________________
(CUSIP Number)

BRUCE K. REDDING JR. and ENCAPSULATION SYSTEMS, INC.
Address: Both of 2 Raymond Drive, Havertown, PA 19083; Telephone: (610) 446-7900
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2007
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24983U104

1.         Names of Reporting Persons                  Bruce K. Redding, Jr.

            I.R.S. Identification Nos. of above persons (entities only).

2.         Check the Appropriate Box if a Member of a Group (See Instructions)

(a)        ☐
(b)        ☐
            Not applicable.

3.         SEC Use Only:

4.         Source of Funds (See Instruction):                OO.

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
            Not applicable.

6.         Citizenship or Place of Organization:                  United States

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.         Sole Voting Power:                     402,135 shares.(1)

8.         Shared Voting Power:                 16,687,377 shares.(1), (2)

9.         Sole Dispositive Power:              402,135 shares.(1)

10.       Shared Dispositive Power:          16,687,377 shares.(1), (2)

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:          17,809,512 shares.(1) , (2)

12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  ☐
            Not applicable.

13.       Percent of Class Represented by Amount in Row (11):      27.5%.(1), (2), (3)

14.       Type of Reporting Person (See Instructions):       IN.

Notes:

(1)   The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

CUSIP No. 24983U104

(2)   16,687,377 shares are the same securities being reported by Encapsulation Systems, Inc. ("ESI") as a Reporting Person hereunder. Mr. Redding is the President, Chief Executive Officer and a director of ESI and owns approximately 80% of the capital stock of ESI.

(3)   Based on 62,235,574 shares of common stock issued and outstanding as of September 12, 2007.

CUSIP No. 24983U104

1.         Names of Reporting Persons               Encapsulation Systems, Inc.

            I.R.S. Identification Nos. of above persons (entities only).

2.         Check the Appropriate Box if a Member of a Group (See Instructions)

(a)        ☐
(b)        ☐
            Not applicable.

3.         SEC Use Only:

4.         Source of Funds (See Instruction):        OO.

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
            Not applicable.

6.         Citizenship or Place of Organization:                United States

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.         Sole Voting Power:                     16,687,377 shares.(1), (2)

8.         Shared Voting Power:                 None.

9.         Sole Dispositive Power:              16,687,377 shares.(1), (2)

10.       Shared Dispositive Power:          None.

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:        16,687,377 shares.(1), (2)

12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):   ☐
            Not applicable.

13.       Percent of Class Represented by Amount in Row (11):     26.8%.(1), (2), (3)

14.       Type of Reporting Person (See Instructions):        CO.

Notes:

(1)   The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

CUSIP No. 24983U104

(2)   16,687,377 shares are also being reporting by Bruce K. Redding, Jr. ("Mr. Redding") as a Reporting Person hereunder. Mr. Redding is the President, Chief Executive Officer and a director of Encapsulation Systems, Inc. ("ESI") and owns approximately 80% of the capital stock of ESI.

(3)   Based on 62,235,574 shares of common stock issued and outstanding as of September 12, 2007.

CUSIP No. 24983U104

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended.

ITEM 1.          SECURITY AND ISSUER.

This statement relates to the voting common stock, $0.001 par value, of Dermisonics, Inc., a Nevada corporation ("Issuer"). The Issuer maintains its principal executive offices at 2 Park Plaza, Suite 450, Irvine, California 92614.

ITEM 2.           IDENTITY AND BACKGROUND

A.         Names of Persons filing this Statement:

This statement is filed by Bruce K. Redding, Jr. ("Mr. Redding") and Encapsulation Systems, Inc. ("ESI", and together with Mr. Redding, the "Reporting Persons").

B.         Residence or Business Address:

Encapsulation Systems, Inc. 2 Raymond Drive Havertown, PA 19083	Bruce K. Redding, Jr. c/o Encapsulation Systems, Inc. 2 Raymond Drive Havertown, PA 19083

C.         Present Principal Occupation and Employment:

Mr. Redding's present principal occupation is as a businessman. He is a director of the Issuer and he is also the President, Chief Executive Officer and director of ESI.

ESI is a company that focuses on the development and commercialization of controlled release products for use in the food, pharmaceutical and medical device fields.

D.         Criminal Proceedings:

Neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.         Civil Proceedings:

During the last five years, neither of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 24983U104

F.         Citizenship:

Mr. Redding is a citizen of the United States. ESI is incorporated in the state of Pennsylvania.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Issuer issued 152,135 shares at a deemed value of $1.00 per share to Mr. Redding on September 7, 2005 as part of a settlement agreement between the Issuer and Mr. Redding with respect to accrued salary owed to Mr. Redding by the Issuer. The issuer issued a further 250,000 shares at a deemed value of $1.10 per share to Mr. Redding on November 15, 2005 as an incentive bonus.

All of the shares of the Issuer held by ESI were issued on July 28, 2004 in accordance with the terms of an Asset Purchase Agreement between the Issuer and ESI; however, ESI did not have any voting or dispositive power with respect to such shares until February 28, 2007, because such shares had been held in escrow from issuance until such date.

ITEM 4.          PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares as described herein as part of their overall business and investment strategies.

Subject to all relevant securities law restrictions, the Reporting Persons may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

As disclosed in a Definitive Proxy Statement on Schedule 14A as filed by the Issuer with the SEC on September 12, 2007, the Issuer has proposed (i) to consolidate the Issuer's current issued and outstanding share capital on a one (1) new share for seventy-three (73) old share basis such that the Issuer's issued and outstanding share capital would be reduced from 62,235,574 common shares to 852,542 common shares and (ii) to amend the Issuer's Articles of Incorporation to increase the Company's authorized share capital from 100,000,000 shares of common stock to 500,000,000 shares of common stock with the same par value of $0.001 per share.

Except as otherwise disclosed herein, neither of the Reporting Persons has any current plans or proposals that relate to or would result in:

(a)        the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)        any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)        a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)        any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)        any material change in the present capitalization or dividend policy of the Issuer;

CUSIP No. 24983U104

(f)        any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)        changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)        causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)        a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)        any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

The filing of this statement by the Reporting Persons shall not be construed as an admission that either of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)        Bruce K. Redding, Jr. For the purposes of this statement, the Reporting Persons are reporting herein that as of the date hereof, Mr. Redding was the beneficial owner of an aggregate of 17,809,512 shares (or approximately 27.5%) of the Issuer's common stock. 16,687,377 of these shares are the same securities being reported by "ESI" as a Reporting Person hereunder. Mr. Redding is the President, Chief Executive Officer and a director of ESI and owns approximately 80% of the capital stock of ESI.

Encapsulation Systems, Inc. For the purposes of this statement, the Reporting Persons are reporting herein that as of the date hereof, ESI was the beneficial owner of an aggregate of 16,687,377 shares (or approximately 26.8%) of the Issuer's common stock.

(b)        Bruce K. Redding, Jr. For the purposes of this statement, the Reporting Persons are reporting herein that as of the date hereof, Mr. Redding had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 402,135 shares (or approximately 0.6%) of the Issuer's common stock.

Encapsulation Systems, Inc. For the purposes of this statement, the Reporting Persons are reporting herein that as of the date hereof, ESI had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 16,687,377 shares (or approximately 26.8%) of the Issuer's common stock.

(c)        As of the date hereof, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Persons other than as disclosed herein.

CUSIP No. 24983U104

(d)        As of the date hereof, to the best knowledge and belief of the undersigned, no person other than the Reporting Persons had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)        Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as disclosed herein, neither of the Reporting Persons has any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, neither of the Reporting Persons has pledged securities of the Issuer, nor are the securities of the Issuer held by either of the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
Exhibit	Description of Exhibit
A	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2007.	/s/ Bruce K. Redding, Jr. Bruce K. Redding, Jr. Encapsulation Systems, Inc. Per: /s/ Bruce K. Redding, Jr. Name: Bruce K. Redding, Jr. Title: Chief Financial Officer

EXHIBIT A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)

DERMISONICS, INC.
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK
________________________________________________________________________________
(Title of Class of Securities)

24983U104
______________________________________
(CUSIP Number)

JOINT FILING AGREEMENT

The undersigned agree that the accompanying Statement on Schedule 13D dated September 14, 2007 is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) promulgated under the Exchange Act.
Dated: September 14, 2007.	/s/ Bruce K. Redding, Jr. Bruce K. Redding, Jr. Encapsulation Systems, Inc. Per: /s/ Bruce K. Redding, Jr. Name: Bruce K. Redding, Jr. Title: Chief Financial Officer